MODERN CITY ENTERATAINMENT, INC.
1815 GRIFFIN ROAD, SUITE 207
FORT LAUDERDALE, FL 33004

January 25, 2010

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC    20549

Re: Modern City Entertainment, Inc.
       Form 10-K for the year ended December 31, 2008
       Filed June 30, 2009
       File No. 0-50468

Dear Ms. Cvrkel:

The following is the Company’s response to you letter dated August 17, 2009:

Annual Report on Form 10K for the year ended December 31, 2008
Note 2. Summary of Significant Accounting Policies
Note 4. Capital Stock

1.
We note your response to previous comment number 1, and the revisions made to the financial statements to reflect compensation expense for stock options granted to employees and directors during 2007. However, Note 2 in the Form 10-K/A for the year ended December 31, 2008, and in the Form 10-Qs for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009 continues to state that no compensation expense is recognized when stock options are granted to employees or directors. Please revise to correct this disclosure in any future filings.

We have noted your comment and future filings, beginning with the Form 10-K for year ended December 31, 2009, will include in its notes the inclusion of compensation expense recognized when stock options are granted to employees or directors in prior and future periods.

2.
Also, as requested in our prior comment, please revise the notes to the Company’s financial statements in future filings to include all of the disclosures outlined in paragraphs 64 and A240 and A241 of SFAS 123R with respect to the Company’s stock based compensations grants, as applicable.

We have noted your comment and future filings, beginning with the Form 10-K for year ended December 31, 2009, will include all of the disclosures outlined in paragraphs 64 and A240 and A241 of SFAS 123R with respect to the Company’s stock based compensations grants, as applicable.

The Company hereby acknowledges:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Sincerely,

William Erfurth
Chief Executive Officer